September 13, 2010

Via Edgar, Facsimile and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Facsimile Number: (703) 813-6981

Attn:	Katherine Wray, Attorney-Advisor
Maryse Mills-Apenteng, Special Counsel

Re:	McAfee, Inc.
Preliminary Proxy Statement
Filed September 3, 2010
File No. 001-31216

Ladies and Gentlemen:

On behalf of McAfee, Inc. (the “Company”), we submit this letter to you in response to your letter of September 10, 2010, which letter sets forth a comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filing. This letter sets forth the Company’s response to the Staff’s comment. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with the Company’s response.

Opinion of Financial Advisor, page 37

1.	Please revise this section and the discussion of the fairness opinion in your summary to disclose the amount of the fee paid and/or payable by McAfee to Morgan Stanley for the financial advisory services and fairness opinion provided in connection with the proposed merger. Clarify the amount of the fee that is contingent upon completion of the transaction.

As requested, the Company will revise the disclosure accordingly to disclose the amount of the fee paid and/or payable by McAfee to Morgan Stanley for the financial advisory services and fairness opinion provided in connection with the proposed merger, and to clarify the amount of the fee that is contingent upon completion of the transaction. Please see the enclosed revisions, which the Company will include when it files the definitive proxy statement.

* * * * *

Securities and Exchange Commission

September 13, 2010

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided. We request that the Staff contact the undersigned at (650) 849-3318 or drodriguez@wsgr.com with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel J. Rodriguez Daniel J. Rodriguez

Recommendation of the McAfee Board of Directors (Page [—])

The McAfee board of directors has unanimously determined that it is in the best interests of McAfee and its stockholders that McAfee enter into the merger agreement and consummate the merger and unanimously recommends that you vote “FOR” the adoption of the merger agreement. The McAfee board of directors also unanimously recommends that McAfee stockholders vote “FOR” the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are insufficient votes at the time of the special meeting to adopt the merger agreement or pursuant to the terms of the merger agreement.

Opinion of McAfee’s Financial Advisor (Page [—])

Morgan Stanley & Co. Incorporated, or Morgan Stanley, delivered its written opinion to the McAfee board of directors that, as of August 18, 2010, and based upon and subject to the various assumptions, considerations, qualifications and limitations set forth therein, the consideration to be paid to the holders of shares of McAfee common stock pursuant to the merger agreement was fair from a financial point of view to such holders. The full text of the written opinion of Morgan Stanley dated August 18, 2010, which sets forth, among other things, the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in connection with its opinion, is attached as Annex B to this proxy statement and is incorporated herein by reference. Morgan Stanley provided its opinion for the information of the McAfee board of directors in connection with and for the purposes of the evaluation of the transactions contemplated by the merger agreement. Morgan Stanley’s written opinion addresses only the consideration to be paid to the holders of shares of McAfee common stock pursuant to the merger agreement, and does not address any other matter. Morgan Stanley’s opinion does not constitute a recommendation to any stockholder of McAfee as to how such stockholder should vote with respect to any matter or whether to take any other action with respect to the merger.

Under the terms of an engagement letter between Morgan Stanley and McAfee, Morgan Stanley provided McAfee financial advisory services and the financial opinion in connection with the merger, and McAfee has agreed to pay Morgan Stanley fees of $13 million for its services, of which $250,000 became payable upon the execution of Morgan Stanley’s engagement letter, $2 million became payable upon the delivery of Morgan Stanley’s written opinion to McAfee’s board of directors, and the remaining $10.75 million is payable upon the closing of the merger.

Treatment of Stock Options, Other Awards and Employee Stock Purchase Plan (Page [—])

The terms below have the following meanings as used in this section:

•

exchange ratio means a fraction, the numerator of which is $48.00 and the denominator of which is the average closing price of Intel common stock on the NASDAQ Global Select Market over the five trading days immediately preceding (but not including) the closing date;

•

continuing employees means persons who are employees of McAfee or any of its subsidiaries who (i) are offered and accept employment prior to the effective time of the merger by Intel or any of its subsidiaries, (ii) at the effective time of the merger continue their employment with McAfee or any of its subsidiaries or (iii) remain or become at the effective time of the merger employees of McAfee or, outside the U.S., at the effective time of the merger remain or become employees of McAfee, Intel or any subsidiary as required by applicable law; and

•

non-U.S. jurisdiction exception means any McAfee equity award that is subject to the laws of a non-U.S. jurisdiction and Intel determines such McAfee equity award may not be assumed (i) under a law of the relevant non-U.S. jurisdiction, (ii) under the policies and practices of Intel with respect to the grant of equity awards in the relevant non-U.S. jurisdiction, or (iii) due to Intel’s administrative practices with respect to equity awards.

The consideration was determined through arm’s length negotiations between McAfee and Intel and was approved by McAfee’s board of directors. Morgan Stanley provided advice to McAfee’s board of directors during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to McAfee or its board of directors or that any specific consideration constituted the only appropriate consideration for the merger.

Morgan Stanley’s opinion and its presentation to McAfee’s board of directors was one of many factors taken into consideration by McAfee’s board of directors in deciding to approve, adopt and authorize the merger agreement. Consequently, the analyses as described above should not be viewed as determinative of the opinion of McAfee’s board of directors with respect to the merger consideration or of whether McAfee’s board of directors would have been willing to agree to different consideration.

McAfee’s board of directors retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of Morgan Stanley’s trading, brokerage, investment management and financing activities, Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions and may trade or otherwise effect transactions, for their own account or for the accounts of customers in the debt or equity securities or senior loans of McAfee, Intel or any other parties, commodities or currencies that may be involved in the transactions contemplated by the merger agreement or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided McAfee financial advisory services and a financial opinion in connection with the merger, and McAfee has agreed to pay Morgan Stanley fees of $13 million for its services, of which $250,000 became payable upon the execution of Morgan Stanley’s engagement letter, $2 million became payable upon the delivery of Morgan Stanley’s written opinion to McAfee’s board of directors, and the remaining $10.75 million is payable upon the closing of the merger. McAfee has also agreed to reimburse Morgan Stanley for its expenses, including fees of outside counsel and other professional advisors, incurred in connection with its services. In addition, McAfee has agreed to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement. In the two years prior to the date of its opinion, Morgan Stanley has provided financial advisory and financing services for Intel and financing services for McAfee, and has received fees in connection with such services. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice.

Certain Financial Cases

In connection with its evaluation of the transaction, McAfee’s board of directors reviewed, among other things, certain financial cases developed by or on behalf of McAfee with respect to fiscal years 2012 and 2013.

The financial cases were not prepared with a view toward public disclosure, and are not intended to be an update to previously issued external guidance issued by McAfee. Accordingly, the financial cases were not prepared in a manner intended to comply with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP, and some of the projections present financial metrics that were not prepared in accordance with GAAP. Neither McAfee’s independent auditors nor any other independent accountants have compiled, examined or performed any procedures with respect to these financial cases, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the financial cases. The summary of these internal financial cases is not